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PUBLIC

SECUR ... ON

18005033

SEC MAIL PROCESSING Received
MAR 01 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68473

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **MCP SECURITIES, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 THIRD AVENUE, 25TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JILL RECKAMP **239-810-9646**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

DB

OATH OR AFFIRMATION

I, JILL RECKAMP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCP SECURITIES, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

JAMES B SUBER
NOTARY PUBLIC, GEORGIA
COBB COUNTY
My Commission Expires January 26, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCP SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2017
With Report of Registered Public Accounting Firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MCP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCP Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MCP Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MCP Securities, LLC's management. Our responsibility is to express an opinion on MCP Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MCP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as MCP Securities, LLC's auditor since 2016.

Maitland, Florida

February 24, 2018

MCP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

Cash	$	257,738
Accounts receivable		1,462,833
Property and equipment, at cost, less accumulated depreciation and amortization of $5,048		10,805
Prepaid expenses and other assets		40,350
Total assets	$	1,771,726

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	22,569
Total liabilities		22,569
Member's equity		1,749,157
Total liabilities and member's equity	$	1,771,726

The accompanying notes are an integral part of these financial statements.

MCP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: MCP Securities, LLC (the "Company"), a Delaware Limited Liability Company organized in December 2009, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of McCarvill Capital Partners, LLC ("Member"). The Member purchased the Company in April 2016.

The Company's primary purpose is to provide funding for private placement of securities.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of Amercia.

Income Taxes: As a single member limited liability company, the Comany is a disregarded entity for federal income tax purposes. Income taxes are, therefore, the responsibility of the Member of the Company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company is subject to New York City taxes. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The member and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2014.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606),* requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

MCP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Accounts Receivables: Accounts receivable consist of trade receivables for the private placement of securities. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2017 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Revenue Recognition: Placement fees are recognized as earned upon acceptance of capital commitments by a fund. Non-refundable retainers are received in connection with the private placement engagements and are recognized as earned when billed as outlined in the engagement letters. Advisory fees are recognized as earned upon completion of the advisory portion of the contract.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be five years. Depreciation expense for the year ended December 31, 2017 equaled $1,797.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $235,169, which was $230,169 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .10 to 1.0.

MCP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE C - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with McCarvill Capital Partners LLC ("McCarvill"), an entity owned by an officer of the Company. The agreement became effective September 30, 2015. Under the agreement McCarvill pays the monthly rent expenses and allocates expenses to the Company based on the Company's usage of space.

The amount expensed in the financial statements for 2017 under the arrangement with McCarvill is $259,121.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies, other than lease (Note F).

NOTE E - BUSINESS CONCENTRATIONS

The Company earned revenue from two major customers that accounted for 93% of revenue

NOTE F - LEASES

The Company, in addition to rent paid to McCarvill, occupies office facilities leased under an

Future minimum rental payments under the office premises leases are the following:

2018	$ 17,292
Total	$ 17,292

Rent paid under this lease agreement was $16,470 for year ended December 31, 2017.

NOTE G - PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2017	
Computer equipment and software	$ 15,853
Accumulated depreciation	(5,048)
Property and equipment, net	$ 10,805

Depreciation expense for the year ended December 31, 2017 amounted to $1,797.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2018, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2017 requiring disclosure.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MCP Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCP Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MCP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) MCP Securities, LLC stated that MCP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MCP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 24, 2018

MCP Securities

February 16, 2018

Ohab and Company, P.A.
100 E. Sybelia Ave. Ste 130
Maitland, FL 32751

Attn: Pamela Ohab

MCP Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(i):

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Jill Reckamp affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

By:____________________

Title: CFO/FINOP

Date: February 16, 2018